UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

La Jolla Pharmaceutical Co.

(Name of Issuer)

Common Stock, $ 0.0001 par value

(Title of Class of Securities)

503459604

(CUSIP Number)

Gardner Lewis Asset Management, L.P.

Attn: Len Sorgini, Chief Compliance Officer

285 Wilmington West Chester Pike, Chadds Ford, PA 19317

(610)558-2800

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 503459604                                                                                                                                                              Page 2 of 8

1. Names of Reporting Persons.
Gardner Lewis Asset Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,504,791

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,504,791

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,504,791
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.0
14. Type of Reporting Person
IA

CUSIP No. 503459604                                                                                                                                                              Page 3 of 8

1. Names of Reporting Persons.
Gardner Lewis Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,504,791

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,504,791

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,504,791
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.0
14. Type of Reporting Person
CO

CUSIP No. 503459604                                                                                                                                           Page 4 of 8

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0001 par value (the “Common Stock”), of La Jolla Pharmaceutical Company (the “Issuer”). The Issuer’s principal executive offices are located at 201 Jones Road, Suite 400, Waltham, MA 02451.

ITEM 2. IDENTITY AND BACKGROUND

                    (a)     This Schedule 13D is filed jointly on behalf of Gardner Lewis Asset Management, L.P., a Pennsylvania limited partnership (“GLAM”), and Gardner Lewis Asset Management, Inc., a Delaware corporation and the sole general partner of GLAM (“GLAM GP”). W. Whitfield Gardner (“Mr. Gardner”) is the sole stockholder of GLAM GP. See Note 1 in Item 5.

(b) The place of organization or citizenship of each person listed in this Item 2 is as follows: GLAM (Pennsylvania), GLAM GP (Delaware), and Mr. Gardner (Pennsylvania).  The address of the principal office or business address, as applicable, of each person listed above is 285 Wilmington West Chester Pike, Chadds Ford, PA 19317.

(c) GLAM’s principal business is acting as an investment adviser to private funds and managed accounts. GLAM is a registered investment adviser with the Securities and Exchange Commission. GLAM GP’s principal business is to act as the sole general partner of GLAM. Mr. Gardner’s principal business is Chairman and CEO of GLAM.

(d) No person listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) No person listed in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

  (f)     Each person listed in this Item 2 is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER

CONSIDERATION

The funds used in purchasing Shares on behalf of clients of GLAM come from private funds and various client accounts advised by GLAM. See Note 1 in Item 5.

ITEM 4. PURPOSE OF TRANSACTION

GLAM transactions are for private funds and client accounts advised by GLAM in the normal course of business. GLAM reserves the right, from time to time, to acquire additional Shares for, and/or dispose of Shares held in, the private funds and client accounts advised by GLAM. None of the persons listed in Item 2 has any other plans or proposals related to the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)        GLAM and GLAM GP share voting and dispositive power over 1,504,791 shares of Common Stock, representing 6.0% of the Common Stock, which is based on 24,936,883 shares of Common Stock issued and outstanding as of August 1, 2022 as reported on the Issuer’s Form 10-Q filed on August 15, 2022. See Note 1 in this Item 5.

(b)       The power to dispose of and vote the shares of Common Stock referenced in paragraph (a) of this Item 5 is shared among GLAM and GLAM GP. See Note 1 in this Item 5.

(c)       In the past 60 days, GLAM, on behalf of the private funds and client accounts it advises, including the Fund, effected the transactions in the Issuer’s securities set forth on Exhibit B attached hereto.

CUSIP No. 503459604                                                                                                                                                              Page 5 of 8

(d)    Any dividends on, and proceeds from the sale of, any shares of Common Stock are for the account of the private funds and client accounts advised by GLAM that hold such shares, including the Fund.

(e)       Not applicable.

Note 1: GLAM advises private funds and client accounts.  In such capacity, GLAM has voting authority and dispositive discretion over the securities of the Issuer described in this Schedule 13D that are owned by the private funds and client accounts advised by GLAM.  The pecuniary interest of all securities reported in this Schedule 13D is owned by the private funds and client accounts advised by GLAM.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, GLAM, GLAM GP, and Mr. Gardner each disclaims beneficial ownership of all securities reported in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS

OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, none of the persons listed in Item 2 has any contracts, arrangements, understandings or other relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement

Exhibit B – Item 5(c) Table

CUSIP No. 503459604                                                                                                                                                              Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: August 29, 2022                                                                   By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

                                                                                                                 Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: August 29, 2022                                                                   By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

Chairman and CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 503459604                                                                                                                                                              Page 7 of 8

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons in the Schedule 13D referred to below on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of La Jolla Pharmaceutical Company and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 29th day of August, 2022.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: August 29, 2022                                                                     By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

                                                                                                                  Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: August 29, 2022                                                                     By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

Chairman and CEO

CUSIP No. 503459604                                                                                                                                                              Page 8 of 8

EXHIBIT B

Item 5(c) Table

Date of Purchase / Sale	Shares Purchased / (Sold)(#)	Average Purchase / Sale Price per Share ($)
7/11/2022	200,000	6.14
7/12/2022	125,000	6.15
7/13/2022	100,000	6.15
7/14/2022	64,476	6.16
7/15/2022	26,810	6.17
7/18/2022	16,865	6.18
7/19/2022	78,602	6.19
7/20/2022	25,739	6.19
7/21/2022	35,938	6.19
7/22/2022	68,299	6.19
7/25/2022	31,877	6.19
7/27/2022	93,565	6.20
7/28/2022	20,452	6.20
7/29/2022	59,136	6.20
8/1/2022	82,204	6.20
8/2/2022	8,006	6.20
8/5/2022	1,000	6.20
8/8/2022	44,013	6.20
8/9/2022	6,408	6.20
8/10/2022	14,315	6.20
8/11/2022	9,867	6.20
8/12/2022	2,010	6.20
8/15/2022	110,209	6.20
8/16/2022	280,000	6.20